UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2021

Commission File Number: 001-38764

APTORUM GROUP LIMITED

17 Hanover Square

London W1S 1BN, United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On May 26, 2021, Aptorum Group Limited (the “Company”), entered into a Private Placement Shares Purchase Agreement (the “Agreement”) with Jurchen Investment Corporation, a British Virgin Islands exempted corporation, that is a company wholly-owned by our CEO, Ian Huen, and a holding company of Aptorum Group (“Jurchen”).

Pursuant to the Agreement, Jurchen is purchasing an aggregate of 1,387,925 Class A Ordinary Shares in the Company (the “Purchased Shares”) at $2.882 per share, representing a 10% premium to the last closing price of the Company’s Class A Ordinary Shares on the NASDAQ stock exchange. The Company received aggregate proceeds of USD$4,000,000 from the purchase of these shares. Following the purchase, Mr. Huen’s total shareholding will represent 55.52% of the total issued share capital of the Company.

The Purchased Shares are being purchased pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”) and will be issued as restricted securities. The foregoing summary of the Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the form of the Agreement, which is attached as an exhibit to the current report.

On May 26, 2021, the Company issued a press release (the “Press Release”) announcing the entry into the Agreement. A copy of the Press Release is attached hereto as Exhibit 99.1.

Neither this report nor the exhibits attached constitute an offer to sell, or the solicitation of an offer to buy our securities, nor shall there be any sale of our securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

The information in this Form 6-K, including the exhibits shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and shall not be incorporated by reference into any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing.

This Form 6-K is hereby incorporated by reference into the registration statements of the Company on Form S-8 (Registration Number 333-232591) and Form F-3 (Registration Number 333-235819) and into each prospectus outstanding under the foregoing registration statements, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Private Placement Shares Purchase Agreement with Jurchen Investment Corporation
99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aptorum Group Limited

Date: May 26, 2021	By:	/s/ Sabrina Khan
		Name:	Sabrina Khan
		Title:	Chief Financial Officer

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